02037593

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . May 2002

.........Teva Pharmaceutical Industries Limited...........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd.

Web Site www.tevapharm.com

Contact:

Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES FEDERAL JUDGE INVALIDATES REMAINING AUGMENTIN PATENTS

Jerusalem, Israel, May 23, 2002 – Teva Pharmaceutical Industries, Ltd. (Nasdaq: TEVA) announced that a federal judge has ruled today in its favor, invalidating the three remaining GlaxoSmithKline patents that were being challenged by generic manufacturers, otherwise due to expire by December 24, 2002, covering the antibiotic Augmentin®. The ruling follows two earlier decisions by the same court on March 13, 2002 and December 14, 2001 that invalidated four GlaxoSmithKline patents otherwise scheduled to expire in 2017 and 2018. The most recent ruling was issued by the federal judge from the bench immediately following the conclusion of the trial.

Teva currently has ANDAs pending before the FDA for amoxicillin and clavulanic acid (the generic equivalent of Augmentin®) and anticipates receiving FDA clearance in the near future. This product is an antibiotic and, accordingly, is not a product for which any generic manufacturer is entitled to any 180-day period of exclusivity.

Bill Fletcher, President and CEO of Teva North America commented, "We are very pleased with the court's decision, which we once again believe validates our decision to challenge the patents. Favorable rulings such as the one today only enhance our Company's ability to offer consumers cost-effective medication. While awaiting our ANDA approval, we will be taking the necessary steps to prepare ourselves for the launch of this very important product."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical Industries Limited
....
(Registrant)

By: Dan S. Suesskind
Dan Suesskind
Chief Financial Officer

Date: May 24, 2002 ....